UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TOWER SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-24790	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Ramat Gavriel Industrial Park, P.O. Box 619,
Migdal Haemek, Israel	2310502
(Address of principal executive offices)	(Zip Code)

Nati Somekh
Telephone: +972-4-650-6109

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,  2023.

☐          Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Tower Semiconductor Ltd. for the year ended December 31, 2023 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Unless the context indicates otherwise, “Tower,” “we,” “us” and “our” refers to Tower Semiconductor Ltd. and its consolidated subsidiaries as of December 31, 2023. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as gold as well as columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants for whom conflict minerals are necessary for the functionality or production of products manufactured by the registrant or contracted by the registrant to be manufactured (such minerals are referred to as “necessary conflict minerals”). With respect to its necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry ("RCOI") designed to determine whether any of its necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. If, based on such RCOI, the registrant knows or has reason to believe that any of its necessary conflict minerals originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the source and chain of custody of its necessary conflict minerals in order to determine whether such necessary conflict minerals did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products which do not contain, or are manufactured without the use of, necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”.

We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this document.

Company Overview

We are the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for our customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Our processes use chemical materials, chemical processes and other materials and equipment on silicon wafers, based on the product design  by our customers. As a pure-play foundry, we do not offer products of our own.  We currently offer the process technology geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers and 0.35, 0.18, 0.16 and 0.13 -micron on 200-mm wafers and 65 nanometer on 300-mm wafers. We also provide design support and complementary technical services. Our customers and/or our customers’ customers use the wafers for their end products, which are sold and/or used in diverse markets, including consumer applications, personal computers, communications, handsets and smartphones, automotive, industrial, aerospace and medical devices.

We currently operate six facilities ("fabs") in several geographic regions: two fabs (for 150mm and 200mm wafers) located in Migdal Haemek, Israel, one fab (for 200mm wafers) located in Newport Beach, California, one fab (for 200mm wafers) located in San Antonio, Texas, and two additional fabs (for 200mm and 300mm wafers) located in the Hokuriku region of Japan. We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value, high quality, wafer foundry services. We use standard analog complementary metal oxide semiconductor (“CMOS”) process technology, as well as specialized specific technologies including CMOS image sensors, non-imaging sensors, including sensors on Gallium Nitride, micro-electromechanical systems (MEMS), wireless antenna switch Silicon-on-Insulator (SOI), mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), silicon photonics, high voltage CMOS, radio frequency identification (RFID) technologies and power management.

Overview of Tower’s Efforts to Identify Conflict Minerals in its Processes

To comply with the Rule, we reviewed the wafers we processed in 2023 to determine whether conflict minerals were necessary for their functionality or production. Based on this review, we determined that tungsten and/or tantalum were used in the processing  of most of the wafers we process and are contained in certain of the wafer we process.

Supply Chain Description

All of our wafers are processed in our own fabs. Tower does not purchase any tungsten or tantalum directly from smelters, refiners or mines, and is many steps away in the supply chain from the mining of the necessary conflict minerals in the wafers we process. Rather, the necessary conflict minerals are obtained from our direct suppliers, who obtain them from a variety of sources worldwide. As a result, we rely on our direct suppliers to assist with our RCOI and due diligence efforts, including the identification of smelters and refiners as the source of any necessary conflict minerals contained in the materials which our direct suppliers supply to us.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Description of Reasonable Country of Origin Inquiry

As indicated, Tower concluded that during 2023, it had processed wafers in which tungsten and/or tantalum were necessary for their functionality or production. As a result, we conducted in good faith an RCOI that was designed to reasonably determine whether any of our necessary conflict minerals originated in the Covered Countries or were from recycled or scrap sources.

As part of the RCOI, we conducted a supply chain survey of our direct suppliers of tungsten and tantalum (and of any material used in our processes that contains tungsten or tantalum) to obtain country of origin information using the Conflict Minerals Reporting Template (the "Template” or “CMRT), which is a standardized survey tool published by the Responsible Minerals Initiative (“RMI”). RMI operates the Responsible Mineral Assurance Process (“RMAP”), a program that identifies smelters and refiners that produce responsibly sourced materials by using third-party auditors to independently verify that these smelters and refiners have systems in place to responsibly source minerals in conformance with RMAP standards. The Template, which requests that our direct suppliers identify the smelters, refiners and countries of origin of the necessary conflict minerals they supply to Tower, was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material in a company’s supply chain. The Template includes, among others, questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions regarding use of the questionnaire and other information about RMI and RMAP is available on RMI’s website at https://www.responsiblemineralsinitiative.org/.

We received responses from all of our direct suppliers of tungsten and tantalum (and from all of our direct suppliers of any material used in our processes that contain tungsten or tantalum). We then confirmed whether or not each smelter or refiner they identified as providing conflict minerals was found to be conformant with RMAP standards.

Conclusion Based on Reasonable Country of Origin Inquiry

As a result of our survey regarding 2023 activity,  five out of our seven direct suppliers of tungsten or any material used in our processes that contain tungsten indicated that their supply chain includes smelters or refiners sourcing tungsten from the Covered Countries. In addition, each of the seven suppliers confirmed that all of the smelters or refiners they identified as suppliers of tungsten had been designated as RMAP conformant.

Regarding tantalum, each of two direct suppliers of tantalum or any material used in our processes that contain tantalum indicated that their supply chain includes smelters or refiners sourcing tantalum from the Covered Countries. In addition, both suppliers confirmed that all of the smelters and refiners they identified as suppliers of tantalum had been designated as RMAP conformant.

Because we know or have reason to believe that a certain amount of the tungsten and tantalum used in the processing of certain of the wafers we process and/or contained in certain of the wafers we process originated or may have originated in a Covered Country, we conducted due diligence on the source and chain of custody of the tungsten and tantalum used in the processing of, and/or contained in, the wafers we process. Our due diligence was designed to conform to the Organization for Economic Cooperation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas", Third Edition (April 2016).

The due diligence measures that we performed are discussed further in the conflict minerals report filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

This Form SD and the conflict minerals report, filed as Exhibit 1.01 hereto, are publicly available on our website at https://ir.towersemi.com/financial-information/sec-filings.

Item 1.02. Exhibit.

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits.

Exhibit 1.01 – Conflict minerals report for the reporting period January 1, 2023 to December 31, 2023, as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tower Semiconductor Ltd.
(Registrant)

By: /s/ Nati Somekh	May 30, 2024
Nati Somekh Senior Vice President, Chief Legal Officer and Corporate Secretary